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(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

                                                             January 25, 2021

VIA EDGAR

Re: Apria, Inc.

                                               Registration Statement on Form S-1

                         Filed January 15, 2021

                    File No. 333-252146

Abby Adams, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Adams:

On behalf of Apria, Inc. (“Apria”), we hereby transmit responses to your comment letter dated January 20, 2021, regarding the above-referenced registration statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of Apria’s common stock. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. The responses and information described below are based upon information provided to us by Apria.

Securities and Exchange Commission	2	January 25, 2021

In addition, to facilitate the Staff’s review of the Registration Statement, we have attached as Annex A to this letter versions of the front cover page of the prospectus and the “Summary—The Offering,” “Capitalization,” “Dilution,” “Selected Historical Consolidated Financial Data,” excerpts from “Executive and Director Compensation” and the “Principal and Selling Stockholders” sections of the Registration Statement that have been completed using Apria’s current assumptions relating to share count, offering size and price range, which have in each case been marked to show changes from the corresponding sections included in the Registration Statement filed on January 15, 2021. Apria notes that the information in Annex A reflects a preliminary price range of between $19.00 and $25.00 per share (the “Preliminary Price Range”) and the actual price range to be included in a subsequent pre-effective amendment to the Registration Statement (currently anticipated to be filed on or about February 1, 2021) is expected to fall within the Preliminary Price Range. Apria confirms that the actual price range will be narrowed to comply with the Staff’s interpretation regarding the parameters of a bona fide price range. The information in Annex A is based on an assumed $22.00 per share midpoint based on the Preliminary Price Range specified above and an offering size of 9,090,909 shares of common stock and accordingly may require update if such assumptions change. Please note that pro forma earnings per share amounts in the “Selected Historical Consolidated Financial Data” section are being finalized and are expected to be included in the subsequent pre-effective amendment to the Registration Statement.

Form S-1 filed January 15, 2021

Summary, page 1

1.

We note that you will no longer enter into a tax receivable agreement with the pre-IPO owners, as previously disclosed throughout the prospectus. Please clarify what compensation will be paid to the pre-IPO owners in lieu of the compensation to be paid under the tax receivable agreement, as we note your previous disclosure that such amount was to be material.

Securities and Exchange Commission	3	January 25, 2021

Apria respectfully advises the Staff that no compensation will be paid to pre-IPO owners in lieu of the compensation that would have been paid under the tax receivable agreement. Apria determined not to pursue entry into the tax receivable agreement to, among other things, limit future administrative burdens and associated expenses. Accordingly, the tax benefits that would have been paid to Apria’s pre-IPO owners pursuant to the tax receivable agreement (i.e., 85% of certain cash savings with the remaining 15% being retained by Apria) will instead be retained by Apria in full and accordingly indirectly benefit all of Apria’s stockholders, including its pre-IPO owners and investors in the offering.

Use of Proceeds, page 58

2.

We note the added risk factor on page 50 in response to comment 1. Please also revise the use of proceeds to discuss the principal reasons why the company is offering shares at this time where it has no specific plans for the proceeds.

Apria respectfully advises the Staff that subsequent to filing the Registration Statement that, due to market and other conditions, it has determined that the offering will consist solely of shares of common stock offered by the selling stockholders. Accordingly, in the subsequent pre-effective amendment to the Registration Statement, Apria will delete all references to shares being sold by Apria as it will not receive any proceeds from the offering. Certain other disclosures included in anticipation of a primary offering, including the placeholders in the financial statements (on pages F-9, F-13, F-20, F-37, F-41, F-42 and F-48) for unaudited pro forma earnings per share, will also be deleted.

Certain Relationships and Related Person Transactions, page 159

3.

We note the revised disclosure that the company engaged Blackstone Securities Partners L.P. to provide “certain financial consulting services in connection with this offering,” that the fee is payable upon successful completion of the offering, and that the underwriters will reimburse you for the fee. Similar disclosure is provided in the underwriting section. Revise to provide the disclosure required by Item 404(a) of Regulation S-K, including identifying the particular related persons, their interest in the transaction, the approximate dollar amount and any other material information. Please file the agreement as an exhibit or tell us why you do not believe it is required. See Item 601(b)(10) of Regulation S-K.

Apria respectfully advises the Staff that Apria and Blackstone Securities Partners L.P. have elected not to enter into any agreement in regard to financial consulting services, and that Blackstone Securities Partners L.P. will not receive any fee in connection with the offering. Accordingly, references to such agreement, which had previously been expected to be entered into on or before the date of the prospectus, and references to fees for financial consulting services, will be deleted in the subsequent pre-effective amendment to the Registration Statement.

Securities and Exchange Commission	4	January 25, 2021

Item 15. Recent Sales of Unregistered Securities, page II-2

4.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Apria currently has two types of equity compensation awards, profit interest units, which were issued by Apria Holdings LLC and stock appreciation rights (“SARs”), which were issued by Apria Healthcare Group Inc., a wholly owned subsidiary of Apria Holdings LLC. The Preliminary Price Range assumes that in connection with the pre-IPO reorganization transactions described in the Registration Statement, pre-IPO owners of Apria Holdings LLC profit interest units will receive 0.045 shares of Apria, Inc. common stock for each 1.00 pre-IPO profit interest unit they hold in Apria Holdings LLC. In addition, the pre-IPO owners of Apria Healthcare Group Inc. SARs will receive 35.798 SARs in Apria, Inc. for each 1.00 pre-IPO SARs they hold in Apria Healthcare Group Inc. at the time of such pre-IPO reorganization transactions (the “IPO reorganization”). For purposes of comparison, the Preliminary Price Range contemplates a total equity value on a pre-IPO reorganization basis of approximately $720 million to $960 million, while Apria’s most recent independent valuation used for determining the value of the SARs contemplated a total equity value of $365 million. This valuation was prior to the application of any discount for lack of marketability (“DLOM”).

In the last 18 months, Apria has not issued profit interest units but has granted SARs in October 2019, December 2019 and May 2020 as presented in the table below (presented based on the historical organizational and capital structure pre-IPO reorganization).

Securities and Exchange Commission	5	January 25, 2021

	Grant Dates
	October 2019	December 2019	May 2020
Total equity value (marketable basis)	$365 million	$365 million	$365 million
SARs granted	22,996	1,296	20,407
SARs strike price[1]	$390.50	$390.50	$390.50
SARs grant date fair value	$115.71	$115.71	$115.71

In regard to each of the three applicable grant dates, and as discussed in greater detail below, Apria notes as follows:

•

October 2019 Grants: On October 23, 2019, Apria received a third-party valuation report as of June 30, 2019 (the most recent accounting period) (the “Valuation Report”) to assist management in their determination of the total equity value. Apria believed the fair value in the Valuation Report remained appropriate as there were no meaningful changes in the business from June 30, 2019 to the date of the Valuation Report.

•

December 2019 Grants: After assessing the potential need for a new third-party valuation report, Apria determined that the Valuation Report remained appropriate with respect to the December 2019 grants. Among other things, Apria determined that there had been no meaningful changes in forecasts or otherwise that would indicate an increase in value or otherwise merit the commissioning of a new third-party valuation report (in particular in regard to a very modest grant cycle that represented less than 3% of the SARs granted in the 18 month period).

•

May 2020 Grants: Apria again assessed the potential need for a new third-party valuation report, and determined that the Valuation Report remained appropriate with respect to the May 2020 grants. For greater detail as to the factors Apria considered in making this decision, please see “—Description of Significant Factors that Contributed to Use of the Valuation Report” below. In addition, please refer to “—Reconciliation of Fair Value Estimates to Midpoint of Preliminary Price Range” for factors considered in determining the Preliminary Price Range, including numerous favorable developments since May 2020 in regard to Apria’s financial performance, favorable regulatory developments in October 2020 and the settlement of a significant ongoing legal matter in December 2020.

Given the absence of a public trading market for Apria’s shares and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, management has exercised reasonable judgment and considered numerous objective and subjective factors, as described in the Registration Statement, to determine the best estimate of the fair value of Apria’s shares at each grant date as noted above.

The third-party valuation firm utilized both the income approach and the guideline approach. The income approach is a valuation technique that provides an estimation of the fair value of a business based on the cash flows that a business can be expected to generate over its remaining life. This approach begins with an estimation of the annual cash flows a prudent investor would expect the subject business to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the business’ projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the business at the end of the discrete projection period to derive an estimate of fair value. The guideline approach consists of two methods. The Guideline Company Method indicates the fair value of a business based on a comparison of the subject company to comparable firms in similar lines of business that are publicly traded or are part of a public or private transaction. The Guideline Transaction Method considers prior transactions in the stock of healthcare companies.

Further analysis and discussion of (i) the factors that contributed to Apria’s use of the Valuation Report for the incremental grants over a 12-month period and (ii) each such factor contributing to the difference between the Preliminary Price Range and the estimated grant-date fair value of SARs during the past 18 months is detailed below.

[1]

The exercise price was determined by Apria’s Board of Directors to be the fair market value of its common stock as of the date of grant based on the most recent valuation prior to the date of grant. In connection with the December 2020 dividend, the exercise prices of these unvested SARs were reduced from $390.50 to $188.71 and exercise prices of the vested SARs were reduced from $390.50 to $293.33.

Securities and Exchange Commission	6	January 25, 2021

Description of Significant Factors that Contributed to Use of the Third-Party Valuation Report

Apria advises the Staff that the valuation for the period as of June 30, 2019 completed in October 2019 was used as an estimate of fair value of the company to determine the fair value of SARs granted in October 2019, December 2019 and May 2020. Apria evaluated changes in the business and other market conditions and determined there was no material difference to the concluded fair value per the June 2019 valuation report that would apply to the October 2019 and December 2019 grant awards. In addition, Apria assessed the potential need for a new valuation report in May 2020 and determined it was not necessary. Apria considered the following factors:

•

Uncertainty of the depth and breadth of the impact of COVID-19: There was significant uncertainty of the depth and breadth of the COVID-19 pandemic on the business, including initial concerns of patients’ ability to pay due to economic hardship and the overall impacts on demand from new patients for our product and service offerings. From the onset of COVID-19, Apria experienced a noticeable decrease of new patients coming onto service for obstructive sleep apnea therapy, ventilation therapy and negative pressure wound therapy, which we anticipated could be indicative of future lower revenue.

•

Uncertainty on outcome of civil investigative demands: There was significant uncertainty on the outcome of a series of civil investigative demands from the United States Attorney’s Office. Although resolved in December 2020, as of the time of our grants in October 2019, December 2019, and May 2020, the outcome and impact of the investigations on Apria’s business and financial results was unknown.

•

Unknown impact of strategic initiative: Apria launched a growth initiative in September 2019, which it refers to as “Simplify.” Although this initiative was focused on growth, it ultimately resulted in a substantial reduction of costs and improvement in EBITDA. Apria was still assessing the benefit at the time of our grants in October 2019 and December 2019. In addition, although Apria started to realize the initial benefits of Simplify at the time of its grants in May 2020, it was uncertain about the medium- and long-term impacts of COVID-19 and the impacts of the civil investigative demands (as discussed above).

•

Outstanding competitive bid on non-invasive ventilators (“NIV”): On April 9, 2020, CMS announced the removal of NIV product category from Round 2021 of the DMEPOS competitive bidding program. While Apria viewed this as a positive outcome overall, this was overshadowed by the general uncertainty about the performance of the business in light of COVID-19 and the uncertainty around resolution of the civil investigative demands at that time (as discussed above).

Securities and Exchange Commission	7	January 25, 2021

In addition, Apria respectfully informs the Staff that it had no expectations for near term exit, including plans for an initial public offering, at the time of its grants in October 2019, December 2019 or May 2020. It was not until July 2020 that Apria re-engaged investment bankers, external legal counsel, and other third-party advisors to explore an initial public offering and restart the registration statement process (which had been paused since August 2018) in earnest.

Reconciliation of Fair Value Estimates to Midpoint of Preliminary Price Range

As discussed above, Apria currently expects to set an actual price range that falls within the Preliminary Price Range of $19.00 to $25.00 per share, which assumes that in connection with the pre-IPO reorganization transactions described in the Registration Statement that holders of Apria Holdings LLC profit interest units will receive 0.045 shares for each 1.00 pre-IPO unit they hold in Apria Holdings LLC. In addition, the pre-IPO owners of Apria Healthcare Group Inc. SARs will receive 35.798 SARs in Apria, Inc. for each 1.00 pre-IPO SARs they hold in Apria Healthcare Group Inc. at the time of such pre-IPO reorganization transactions. The Preliminary Price Range was determined based on a total equity value of approximately $720 million to $960 million, for which midpoint of approximately $840 million represents an increase of 231% from the most recent valuation as of June 2019 completed in the normal course of business of $365 million (on a pre-IPO reorganization basis before the application of a DLOM), which valuation was also used for issuances through May 2020.

The Preliminary Price Range was ultimately determined, in consultation with the representatives of the underwriters, based on factors that the underwriters believe would be of most importance to investors. Among the factors that were considered in determining the Preliminary Price Range for the IPO were: (i) Apria’s most recent quarterly financial performance; (ii) CMS announced further revisions to Round 2021 of the DMEPOS CBP on October 27, 2020, as a result only two out of the original 16 product categories, off-the-shelf (“OTS”) back braces and OTS knee braces would be included in Round 2021 of the DMEPOS CBP and all other product categories in which Apria competes were removed from Round 2021, providing Apria more certainty as to future pricing trends; (iii) Apria’s future prospects and growth potential of companies in its industry generally including its ability to potentially undertake acquisitions in light of positive news on CBP; (iv) an analysis of the typical valuation ranges seen in recent initial public offerings for other companies in Apria’s industry; (v) settlement of significant ongoing legal matters; and (vi) the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and those in Apria’s industry.

Apria believes that the difference between the most recent valuation of its shares and the midpoint of the Preliminary Price Range is the result of the factors above and the following additional factors:

Securities and Exchange Commission	8	January 25, 2021

•

Forward-looking multiples: Because investors in initial public offerings and existing public companies place particular emphasis on forward-looking financial analysis, the Preliminary Price Range is based in large part on estimated future Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex. By contrast, fair value estimates relating to previous valuation periods for purposes of option grants utilized historical trailing performance metrics of both Apria and peers. The trends in Apria’s Adjusted EBITDA and Patient Equipment Capex, which was steadily increasing throughout 2020, support that the use of estimated future Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex multiples would result in a higher valuation than the methodologies relying more heavily on historical trailing performance metrics that were used in estimating fair value with respect to option grants.

•

Outcome and share liquidity considerations: Unlike the valuation methodologies used in connection with Apria’s equity interests, the Preliminary Price Range does not take into account any discounts to reflect the probability of strategic alternatives that could yield lower valuations, such as a sale of Apria at differing valuations or that Apria could continue as a private, standalone entity. Instead, the Preliminary Price Range reflects an assumption that the completion of the initial public offering is certain to occur, which certainty increases the value of the shares as successfully completing an initial public offering will provide liquidity for Apria’s shares.

•

Comparison group: The Preliminary Price Range also reflects the recent input of the representatives of the underwriters in developing a valuation of Apria with respect to a peer comparison group. While the comparable companies used in Apria’s prior determinations of fair value were appropriately selected to value a private company, the companies used by the representatives of the underwriters to derive the Preliminary Price Range were broader in scope and reflect the recent positive trends in multiples and current market conditions. Apria believes that public market investors will use a broader set of comparable companies to value Apria’s common stock and may ascribe a higher value to these companies. Apria also believes that public market investors, in the context of the initial public offering, will likely only consider companies of a certain size threshold and trading volume in their valuation analysis.

Given the considerations outlined above, Apria believes that the difference between the estimated equity value, as used for the purpose of calculating a charge in accordance with the requirements of ASC 718 for SARs granted over the past 18 months, and the equity value reflected by the midpoint of the Preliminary Price Range is reasonable.

*            *             *            *            *

Securities and Exchange Commission	9	January 25, 2021

Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 or William Golden at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski
Edgar J. Lewandowski

cc:	Securities and Exchange Commission

      Laura Crotty

      Jeanne Bennett Mary Mast

Apria, Inc.

      Daniel J. Starck

      Debra L. Morris

      Raoul Smyth

Davis Polk & Wardwell LLP

      Michael P. Kaplan

      Deanna L. Kirkpatrick